UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    -----------------------------------------

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 3)

                                   Qiagen N.V.
                    -----------------------------------------
                                (Name of issuer)




                                 Ordinary Shares
                    -----------------------------------------
                        (Title of class of securities)



                                   000N724821
                    -----------------------------------------
                                 (CUSIP number)

                                December 31, 2000
                    -----------------------------------------
             (Date of Event which requires filing of this Statement)

     Check the  appropriate  box to  designate  the rule  pursuant to which this schedule is filed:

                                ( ) Rule 13d-1(b)
                                (x) Rule 13d-1(c)
                                ( ) Rule 13d-1(d)

--------------------                                           -----------------
CUSIP No. 000N724821                  13G                      Page 2 of 6 Pages
--------------------                                           -----------------



--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Deutsche Bank A.G.
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) ( )
                                                                         (b) ( )
-------- -----------------------------------------------------------------------
3        SEC USE ONLY

-------- -----------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         Federal Republic of Germany
--------------------------------------------------------------------------------
NUMBER OF SHARES             5      SOLE VOTING POWER
BENEFICIALLY OWNED BY
EACH REPORTING                      408,005
PERSON WITH                  ---------------------------------------------------
                             6      SHARED VOTING POWER

                                    8,606,592
                             ---------------------------------------------------
                             7      SOLE DISPOSITIVE POWER

                                    1,166,505
                             ---------------------------------------------------
                             8      SHARED DISPOSITIVE POWER

                                    8,642,892
--------------------------------------------------------------------------------
 9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         9,809,397
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES                                                      ( )
--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

         7.1%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON

         HC, BK, CO
--------------------------------------------------------------------------------

Item 1(a). Name of Issuer:

           Qiagen N.V. (the "Issuer")

Item 1(b). Address of Issuer's Principal Executive Offices:

           The address of the Issuer's principal executive office Sportstraat 50, 5911 KJ Venlo, The Netherlands.

Item 2(a). Name of Person Filing:

           This statement is filed on behalf of Deutsche Bank AG (the "Reporting Person"). This Schedule 13G/A is being filed pursuant to Rule 13d-2(b).

Item 2(b). Address of Principal Business Office or, if none, Residence:

           The  principal   place  of  business  of  the  Reporting   Person  is
Taunusanlage 12, D-60325, Frankfurt am Main, Federal Republic of Germany.

Item 2(c). Citizenship:

           The citizenship of the Reporting Person is set forth on the cover page.

Item 2(d). Title of Class of Securities:

           The  title  of the  securities  is  ordinary  shares  (the  "Ordinary
Shares").

Item 2(e).  CUSIP Number:

           The CUSIP number of the Ordinary Shares is set forth on the applicable cover page.

Item 3.    If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or
           (c), check whether the person filing is a:

           (a) ( )    Broker or dealer registered under section 15 of the Act;

           (b) ( )    Bank as defined in section 3(a)(6) of the Act;

           (c) ( ) Insurance Company as defined in section 3(a)(19) of the Act;

           (d) ( ) Investment Company registered under section 8 of the Investment Company Act of 1940;

           (e) ( )    An  investment  adviser  in  accordance  with  Rule  13d-1
                      (b)(1)(ii)(E);

           (f) ( ) An employee benefit plan, or endowment fund in accordance with Rule 13d-1 (b)(1)(ii)(F);

           (g) ( ) A parent holding company or control person in accordance with Rule 13d-1 (b)(1)(ii)(G);

           (h) ( ) A savings association as defined in section 3(b) of the Federal Deposit Insurance Act;

           (i) ( )    A church plan that is excluded  from the  definition of an
                      investment   company   under   section   3(c)(14)  of  the
                      Investment Company Act of 1940;

           (j) ( )    Group, in accordance with Rule 13d-1 (b)(1)(ii)(J).

           If this statement is filed pursuant to Rule 13d-1 (c), check this box. (x)

Item 4.    Ownership.

           (a)        Amount beneficially owned:

                      The Reporting Person owns the amount of the Ordinary Shares set forth on the cover page.

           (b)        Percent of class:

                      The Reporting Person owns the percentage of the Ordinary Shares set forth on the cover page.

           (c)        Number of shares as to which such person has:

                      (i)        sole power to vote or to direct the vote:

                                 The Reporting Person has the sole power to vote
                      or direct the vote of the Ordinary Shares set forth on the cover page.

                      (ii)       shared power to vote or to direct the vote:

                                 The  Reporting  Person has the shared  power to
                      vote or direct the vote of the Ordinary Shares set forth on the cover page.

                      (iii)      sole   power  to   dispose  or  to  direct  the
                                 disposition of:

                                 The  Reporting  Person  has the  sole  power to
                      dispose or direct the disposition of the Ordinary Shares set forth on the cover page.

                      (iv) shared power to dispose or to direct the disposition of:

                                 The  Reporting  Person has the shared  power to
                      dispose or direct the disposition of the Ordinary Shares set forth on the cover page.

Item 5.    Ownership of Five Percent or Less of a Class.

           Not applicable.

Item 6.    Ownership of More than Five Percent on Behalf of Another Person.

           Investment management clients of the subsidiaries listed in item 7 below have the ultimate right to any dividends from Ordinary Shares and the proceeds from the sale of Ordinary Shares.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

           The following are subsidiaries of the Reporting Person which acquired Ordinary Shares included in the figures on the cover pages: Ethemea GmbH, DWS Investment GmbH, Deutsche Vermogensbildungsgesellschaft mbH, DWS (Austria) Investment Gesellschaft mbH, DWS Investment Management S.A. Luxemburg, Deutsche Asset Management Limited, Deutsche Asset Management Investmentgesellschaft mbH, Deutsche Asset Management International GmbH, Versicherungsholding der Deutschen Bank AG, Deutscher Herold Lebensversicherungs-AG der Deutschen Bank, DB Gestion Sociedad Gestora de Instituciones de Inversion Colectiva, Sociedad Anonima, Deutsche Bank International Ltd., Deutsche Securities Ltd., Deutsche Bank Luxembourg S.A., Deutsche Asset Management SA, Paris, Deutsche Asset Management SGR SpA and Deutsche Funds Management Ltd.

Item 8.    Identification and Classification of Members of the Group.

           Not applicable.

Item 9.    Notice of Dissolution of Group.

           Not applicable.

Item 10.   Certification.

           By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 8, 2001

                                                DEUTSCHE BANK AG

                                                By: /s/ Christoph Kirschhofer
                                                   -----------------------------
                                                   Name:   Christoph Kirschhofer
                                                   Title:  Director

                                                By: /s/ Karl-Heinz Baumann
                                                   -----------------------------
                                                   Name:   Karl-Heinz Baumann
                                                   Title:  Director